Exhibit 19.1

Insider Trading Policy and Procedures

Trading Window and Pre-Clearance of Trades of Company Securities

Subject to the pre-clearance and reporting requirements described below, trading in 5C Lending Partners Corp. (the "Company") Securities by 5C Lending Partners Advisor LLC Access Persons and Company officers and directors will generally be permitted except during the period commencing 15 calendar days prior to the end of each fiscal quarter through the day which is two business days after financial results for such fiscal quarter are announced publicly. This period will be referred to as the "Trading Blackout Period."

Any purchase or sale of Company Securities or any Company Portfolio Security (i.e., an investment currently owned by or currently under consideration for purchase by the Company) must be pre-cleared with the Company's Chief Compliance Officer ("CCO"). Further, any such proposed purchase or sale must be completed within three business days from the date of approval. If the trade is not executed within this three-day period, a new pre-clearance request must be made to the CCO. Notwithstanding anything herein to the contrary, the CCO may at any time, in consultation with the Company's Co-Presidents or the Company's Board of Directors, establish "black-out" periods during which no employee is permitted to buy, sell or otherwise trade in any Company Securities or Company Portfolio Security.

The CCO will review and approve or decline the trade request(s) within a reasonable period of time after receipt of such requests, and retain a written record of all inquiries received, and of the response given, and a copy of each response will be provided to the requestor. The failure of the CCO (or a member of the Legal and Compliance Department) to provide a response in a timely manner is not deemed to be an approval of such request.

An Access Person may enter into an SEC Rule 10b5-1 trading plan only when not aware of material, nonpublic information relating to the Company or any of its directly or indirectly held publicly-traded portfolio companies. The CCO must pre-clear any trading in Company Securities or Company Portfolio Security as part of any such plan or arrangement.

Terms capitalized but not otherwise defined in this policy shall have the meanings set forth in the Joint Code of Ethics of the Company and the Advisor.

Adopted: June 18, 2024